JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

IN WITNESS WHEREOF, the undersigned have entered into this joint filing agreement effective as of the 20th day of March, 2025.

/s/ Alfred Lee Finley
ALFRED LEE FINLEY

/s/ Susan Finley
SUSAN FINLEY

ALF OPERATING PARTNERS, LTD.
By: ALF Acquisitions Company, LLC, General Partner

By: /s/ Alfred Lee Finley
Alfred Lee Finley, President